UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____

CONTENTS

Explanatory Note

On December 5, 2022, Lilium N.V. (“Lilium”) published a press release announcing that it has entered into a binding contract with eVolare that secures delivery of ten Lilium Pioneer Edition Jets with an option to reserve up to an additional ten Lilium Pioneer Edition Jets. Pursuant to the contract, eVolare will pay Lilium a pre-delivery payment to secure the aircraft delivery slots.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The first paragraph of the Explanatory Note above is hereby incorporated by reference into each of the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No.1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592), the Company’s registration statement on Form F-3 filed with the SEC on November 25, 2022 (File No. 333-268562) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws, including the arrangement between Lilium and eVolare set forth in a contract. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F and prospectus filed with the SEC under Rule 424(b) on June 24, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and prospectus filed with the SEC under Rule 424(b) on June 24, 2022 and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2022	Lilium N.V.

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated December 5, 2022 – Lilium expands into UK market with eVolare, signs binding contract including pre-delivery payment for up to 20 aircraft